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CARSON CITY, NV * IRVINE, CA * SAN DIEGO, CA
                                                    249 S. HIGHWAY 101, STE. 320
                                                          SOLANA BEACH, CA 92075
                                                                 P: 858-720-8545
                                                                 F: 858-720-1545



March 28, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7561

Dear Sirs/Madams:

This correspondence is written in connection with the Current Report on Form 8-K/A that is being filed simultaneously by Transcendent One, Inc.(the "Company") with this letter.

The Company acknowledges that:

1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of United States.

Sincerely,


/s/ Luke D'Angelo
-----------------
Luke D'Angelo
Chairman & CEO


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                             TRANSCENDENT ONE, INC.
249 S. HIGHWAY 101, STE 320 SOLANA BEACH, CA 92075 PHONE: 858-720-8545 FAX: 858-720-1545
 An Agent of United Bank Card-a registered ISO/MSP of FNBO 1620 Dodge St. Omaha, NE
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